                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      UNDER

                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)
                               -------------------

                                PERKINELMER, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                               -------------------

              ZERO COUPON CONVERTIBLE DEBENTURES DUE AUGUST 7, 2020
                         (Title of Class of Securities)
                               -------------------

                                   714046 AA 7
                      (CUSIP Number of Class of Securities)
                               -------------------

                            Terrance L. Carlson, Esq.
                    Senior Vice President and General Counsel
                                PerkinElmer, Inc.
                                45 William Street
                               Wellesley, MA 02481
                                 (781) 237-5100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000
                               -------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ] third-party tender offer subject to Rule 14d-1.

        [X] issuer tender offer subject to Rule 13e-4.

        [ ] going-private transaction subject to Rule 13e-3.

        [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                  TENDER OFFER

         This Amendment No. 4 to Issuer Tender Offer Statement on Schedule TO (the "Statement") is the final amendment being filed with the United States Securities and Exchange Commission (the "Commission") by PerkinElmer, Inc., a Massachusetts corporation ("PerkinElmer"), in connection with PerkinElmer's offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2002 (the "Offer to Purchase"), and Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), any and all of PerkinElmer's outstanding zero coupon convertible debentures due August 7, 2020 (the "Debentures"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO originally filed with the Commission on November 29, 2002.

         This Amendment No. 4 amends the Schedule TO in order to report the final results of the Offer. The Offer expired at 12:00 midnight, New York City time, on Friday, December 27, 2002. Pursuant to the Offer, $378,709,750 principal amount at maturity of zero coupon convertible debentures due August 7, 2020 were validly tendered and not withdrawn prior to the expiration of the Offer, all of which were accepted for payment by PerkinElmer on December 28, 2002.

ITEM 12. EXHIBITS.

         The information set forth in Item 12 is hereby amended and supplemented by adding immediately following the reference to Exhibit (a)(5)(ii) the following:

         (a)(5)(iii) Press Release Regarding Completion of the Offer, dated December 28, 2002.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

                                          PERKINELMER, INC.

                                      By: /s/ Terrance L. Carlson
                                          -------------------------------
                                          Terrance L. Carlson, Esq.
                                          Senior Vice President, Business
                                          Development, General Counsel and Clerk


Date: December 30, 2002

                                  EXHIBIT INDEX

         Exhibit
         Number                                  Description
         ------                                  -----------
         (a)(1)(i)         Offer to Purchase, dated November 29, 2002.#

         (a)(1)(ii)        Letter of Transmittal, dated November 29, 2002.#

         (a)(1)(iii)       Letter to Clients, dated November 29, 2002.#

         (a)(1)(iv)        Letter to Broker-Dealers, dated November 29, 2002.#

         (a)(1)(v)         Instructions to Form W-9.#

         (a)(5)(i)         Press Release Regarding Offer, dated November 29,
                           2002.#

         (a)(5)(ii) Press Release Regarding Refinancing Transactions, dated December 26, 2002.#

         (a)(5)(iii) Press Release Regarding Completion of the Offer, dated December 28, 2002.*

         (b)(1) Form of Credit Agreement, among PerkinElmer, Inc., as borrower, the several lenders from time to time parties thereto, Merrill Lynch & Co., Merrill
                           Lynch, Pierce, Fenner and Smith Incorporated, as arranger, Merrill Lynch Capital Corporation, as syndication agent, Societe Generale, as documentation agent, and Bank of America, N.A., as administrative agent.#

         (d)(1)            Indenture, dated August 7, 2000, between PerkinElmer,
                           Inc. (formerly EG&G, Inc.) and Bank One Trust
                           Company, N.A., as successor Trustee (previously filed as Exhibit 4.1 to the EG&G, Inc. Registration
                           Statement on Form S-3 (Registration No. 333-71069), and incorporated herein by reference).

         (d)(2)            First Supplemental Indenture, dated as of August 7,
                           2000, between PerkinElmer, Inc. and Bank One Trust
                           Company, N.A., relating to the Zero Coupon
                           Convertible Debentures due August 7, 2000 (previously filed as Exhibit 4.1 to PerkinElmer's Current Report on Form 8-K, File No. 1-5075, and incorporated herein by reference).

----------
* Filed herewith.

# Previously filed.